September 6, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your August 8, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Staff Comment:
Notes to Consolidated Financial Statements
Note 16. Equity
Statutory Results, page F-84

1.
We acknowledge your response to our previous comment. Please provide us disclosure to be provided in the parent company liquidity and capital resources discussion of MD&A and/or in Schedule II, as appropriate, in future periodic reports that indicates:

▪	how you use your affiliated captive, similar to that provided in your response;

▪	that your use of affiliated captives does not impact your reserving methodologies or your statutory capital and statutory capital requirements;

▪	the commitment through an intercompany note to loan up to $1 billion to WRR for its use in order to maintain certain capital levels as required by Item 12-04(a) of Regulation S-X; and

▪	the amount of the unused commitment on the intercompany note payable at the balance sheet date.
Company Response:
We plan to include the following disclosure within the Capital Resources and Liquidity section of MD&A in future filings to address the Staff's comments:
Hartford Life and Annuity Insurance Company ("HLAI"), an indirect wholly-owned subsidiary of the Company, cedes certain variable annuity contracts and their associated riders as well as certain payout annuities issued by HLAI or assumed by it to White River Life Reinsurance Company ("WRR"), an affiliate captive reinsurer. This arrangement provides the Company with a vehicle to provide more efficient financing of the risk associated with this business with internal funds. The reinsurance arrangement between HLAI and WRR does not impact the Company's reserving methodology or the amount of required regulatory capital associated with the reinsured business. The effects of this intercompany arrangement are eliminated in consolidation.
Pursuant to an intercompany note agreement between WRR and the Company, WRR may borrow up to $1 billion from the Company in order to maintain certain statutory capital levels required by its plan of operations and which can be used by WRR to settle outstanding intercompany payables with HLAI. As of December 31, 2012, WRR has borrowed $655 under the intercompany note agreement. The effects of this intercompany arrangement are eliminated in consolidation.
We also plan to include the following as a footnote to Schedule II, Condensed Financial Information of The Hartford Financial Services Group, Inc. beginning with the Company's 2013 Form 10-K to address the Staff's comments:
[1] Pursuant to an intercompany note agreement between White River Life Reinsurance Company ("WRR"), an affiliate captive reinsurer, and the Company, WRR may borrow up to $1 billion from the Company in order to maintain certain statutory capital levels required by its plan of operations and which can be used by WRR to settle outstanding intercompany payables with Hartford Life and Annuity Insurance Company ("HLAI"), an indirect wholly-owned subsidiary of the Company. As of December 31, 2012, WRR has borrowed $655 under the intercompany note agreement.

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer